FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 25, 2003

Super-Sol Ltd.
(Translation of Registrant’s Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference are the following documents:

The Registrant’s Immediate Report, dated November 25, 2003, in respect of postponing a Special General Meeting

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant) BY: /S/ Linda Shafir —————————————— Linda Shafir, Adv. November 25, 2003

November 25, 2003

Securities Authority	Tel Aviv Stock Exchange
www.isa.gov.il	www.tase.co.il

Dear Sir, Madam,

Corporation Name: Super-Sol Ltd.
Corporation Number with Companies Registrar: 52-002273-2

Re: Immediate Report in respect of postponing a Special General Meeting

1.	We hereby notify you that the Special General Meeting of the shareholders of Super-sol Ltd. (“The Company”), scheduled for November 27th 2003 at 09:00, on which agenda was to appoint an External Director, as mentioned in our immediate report dated October 30, 2003, has been postponed to a future date to be determined.

2.	Reason of Postponement – replacement of an applicant for a position of an External Director for the Company.

Yours Sincerely, BY: /S/ Linda Shafir —————————————— Linda Shafir, Adv. General Counsel And Company Secretary